Filed by Datum, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Datum, Inc.
Commission File No. 0-6272

Symmetricom and Datum Announce Merger

Operating Synergies Expected to Generate $14 Million in Annual Savings
Transaction Expected to be Accretive to Earnings in 2H CY 2003

San Jose and Irvine, Calif. — May 23, 2002 — Symmetricom, Inc. (Nasdaq:SYMM), a leading provider of advanced network synchronization, timing and broadband access solutions, and Datum (Nasdaq:DATM), a leading supplier of high performance time and frequency products used to synchronize the flow of information networks, today announced the signing of a definitive merger agreement. Under terms of the proposed transaction, Symmetricom will issue or reserve approximately 18.4 million shares of common stock, plus shares to be reserved for issuance upon exercise of assumed options and warrants, in exchange for all of Datum’s 6.9 million common and common shares equivalents. Each share of Datum common stock outstanding would be exchanged for 2.7609 shares of Symmetricom common stock (subject to possible adjustment in association with transaction costs). Upon closing, Datum would become a wholly owned subsidiary of Symmetricom.

Based on Symmetricom’s closing price of $6.10 on May 22, the proposed transaction is currently valued at approximately $112 million. The transaction is expected to close in the fourth quarter of this year, subject to stockholder and regulatory approvals and other customary conditions. The transaction is expected to be accretive to earnings in the second half of calendar year 2003.

“Our goal is to increase shareholder value more quickly,” said Mr. Steipp, president and CEO of Symmetricom. “Combining the organizations will produce a more dynamic and resource-rich company with an expanded product line, a broader base of customers and a strong balance sheet. There is very little customer overlap, so we will have the opportunity to cross-sell our products and deepen our customer relationships,” he said.

“Following the integration of the two companies, we expect to generate approximately $14 million in cost savings and reduced expenses annually,” said Mr. Steipp.

“We believe that the combination of Symmetricom and Datum will result in a company better positioned for success in the current market environment, as well as for future market growth,” said Mr. van der Kaay, chairman, president and CEO of Datum. “Together, we will have the critical mass to develop, service and support a greatly expanded suite of products for a larger, more diverse customer base. The free cash flow projected to be generated by the synergies of the combination will allow us to continue to invest in new growth opportunities.

Plus, we can build the strongest and most efficient sales and distribution channels in the industry,” he said.

Following completion of the merger, the expanded company will be headquartered in San Jose at Symmetricom’s current offices and will have operations worldwide. Thomas Steipp, president and CEO of Symmetricom, will be president and CEO of the expanded company. Erik van der Kaay, currently chairman, president and CEO of Datum, will become chairman of an expanded nine-member Symmetricom board of directors. In addition to Mr. van der Kaay, Datum’s current board will appoint two additional members to the Symmetricom board. RBC Capital Markets advised Symmetricom and Robertson Stephens advised Datum.

TrueTime

Earlier this year Symmetricom announced an agreement to acquire Santa Rosa, Calif.-based TrueTime, Inc. (Nasdaq:TRUE). Announced on March 27, 2002, the transaction is now expected to close during the third quarter of calendar 2002. TrueTime is a leading provider of precision time and frequency products for government and commercial applications. The company’s advanced research and development of Global Positioning System (GPS) timing technology produces some of the most accurate GPS timing receivers in the world. Recently, TrueTime introduced a series of leading-edge network time server products to the emerging IP networking marketplace.

Most Recent Quarterly Results

For its fiscal third quarter ended March 31, 2002, Symmetricom reported net sales of $17.1 million and a net loss of $0.07 per share on 22.3 million shares, excluding a net write-down of investments and a gain from discontinued operations. For its first quarter ended March 31, 2002, Datum reported revenues of $15.8 million and a net loss of $0.21 per share on 6.2 million shares, excluding a non-recurring charge related to personnel severance costs. For the same period, TrueTime generated sales of $4.4 million and a net loss of $0.10 per share on 6.0 million shares.

Conference Call

Symmetricom and Datum will host a conference call at 7:00 a.m. Pacific Time today to discuss the merger. The toll-free dial-in number is 1-888-603-7038, passcode Symmetricom. The leader’s name is Thomas Steipp. The international dial-in number is 630/395-0312. A replay of the call will be available for a period of seven days upon filing of the transcript with the SEC. To access the replay, please dial 888/567-0412. The live web cast will be available by going to www.symmetricom.com or www.datum.com and clicking on the conference call link on the Investor Relations main page.

About Symmetricom

Symmetricom, Inc. makes wireline and wireless communication possible for businesses and consumers, improving global network traffic and increasing the value of the copper telephone wire infrastructure. The company’s intelligent synchronization products are essential for the transmission of voice, data and video over any network, and the company’s broadband products extend the reach and bandwidth of broadband services from the Internet backbone over the “last mile.” Symmetricom’s customers include the world’s largest carriers and service providers. The company has its headquarters in San Jose, Calif., with offices worldwide. For more information visit http://www.symmetricom.com.

About Datum

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks. The company is also a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Its corporate headquarters are in Irvine, Calif. Additional information about Datum is available at www.datum.com.

Safe Harbor Statement

Except for the historical information contained herein, this press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by those Sections. These forward-looking statements include statements as to the expected benefits of the combination of the two companies, and Symmetricom’s expectation that the merger will expand its customer base, add new distribution channels, strengthen its international distribution channels, strengthen its technology base, facilitate the incubation of the G.shdsl and secure time stamping start-up businesses, generate free cash flow from synergies, generate operational efficiencies and reduce expenses, optimize R&D efforts, qualify certain additional operations for reduced taxed rates and be accretive to earnings. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include, but are not limited to: the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the acquisition, and the ability to integrate Datum and its technology following the acquisition; the ability to realize potential efficiencies and synergies from the combination of the businesses; reduced rates of demand for wireless and wireline telecommunication services and high-bandwidth applications; increased competition; timing, cancellation or delay of customer orders; failure of new products to pass interoperability testing and field trials; difficulties in manufacturing products to specification; customer acceptance of new products, customer delays in qualification of key new products, and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2001 and the report on Form 10-Q for the quarter ended March 31, 2001. These forward-looking statements speak only as of the date hereof. Symmetricom disclaims any intention or obligation to update or revise any forward-looking statements.

ADDITIONAL INFORMATION

Symmetricom and Datum will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408/433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949/598-7500.

Symmetricom and Datum, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Datum in connection with the merger. Information about the directors and executive officers of Symmetricom is set forth in the proxy statement for Symmetricom’s 2001 Annual Meeting of Stockholders. Information about the directors and executive officers of Datum and their ownership of Datum stock is set forth in the proxy statement for Datum’s 2002 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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